EXHIBIT EX-99.D1

          DESCRIPTION OF RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK'S
                 PURCHASE, REDEMPTION, TRANSFER, AND CONVERSION
                              PROCEDURES FOR POLICY

This document sets forth the administrative procedures that will be followed by ReliaStar Life Insurance Company of New York ("ReliaStar Life of New York") in connection with the issuance of its Survivorship Flexible Premium Variable Life Insurance Policy (the "Policy") described in the Registration Statement, the transfer of the Policy's assets, the redemption by Policy owners of their interest in the Policies and conversion to fixed benefit insurance. Unless otherwise defined herein, all capitalized terms used below have the meanings ascribed to them in the Prospectus for the Policy contained in this Registration Statement.

           "PUBLIC OFFERING PRICE": PURCHASE AND RELATED TRANSACTIONS

The following is a summary of the principal Policy provisions and administrative procedures which constitute either direct or indirect purchase transactions. The insurance aspects of the Policy cause procedures to differ in certain significant respects from purchase procedures of mutual funds or contractual plans.

Premium Schedules and Underwriting Standards

Premiums for the Policy will not be the same for all Policy owners. There is no insurance until the initial premium is paid and all underwriting requirements completed. The initial premium must be equal to or greater than three Minimum Monthly Premiums (see "Payment and Allocation of Premiums - Minimum Initial Premium") unless the Policy owner authorizes premiums to be paid by bank account monthly deduction or government allotment. In those cases, ReliaStar Life of New York will accept one Minimum Monthly Premium.

The Policy has a Death Benefit Guarantee if the Policy owner chooses to pay premiums sufficient to maintain the Death Benefit Guarantee set forth in the Policy. If the Death Benefit Guarantee is in effect during the Death Benefit Guarantee Period as specified in the Policy, ReliaStar Life of New York will then guarantee that the Policy will remain in force during such period, even if the Policy's Cash Surrender Value is not sufficient to pay the Monthly Deduction due.

After the initial premium, the Policy owner will determine a planned periodic premium schedule that provides for a level premium payable at a fixed interval. Payment of premium according to this schedule is not, however, mandatory and failure to do so will not of itself cause the Policy to lapse. Instead, Policy owners may determine the amount and timing of subsequent premiums subject to the following restrictions:

1. In most cases, payment of a cumulative premium sufficient to maintain the Death Benefit Guarantee will be required to keep the Policy in force during the early months of the Death Benefit Guarantee Period.

2. ReliaStar Life of New York may choose not to accept a premium less than $25.00.

3. ReliaStar Life of New York may require proof that each Joint Insured is still insurable if any premium would increase the difference between the Death Benefit Guarantee and the Accumulation Value.

4. ReliaStar Life of New York will return to the Policy owner any premium paid that would exceed the current maximum premium payments allowed for life insurance under federal law.

The Policy will stay in force as long as the Cash Surrender Value is sufficient to pay the Monthly Deduction (the charges imposed in connection with the Policy). The amount of premium, if any, required to keep the Policy in force depends on the Cash Surrender Value which in turn depends on such factors as the investment experience, the amount of any outstanding loans, and the Surrender Charge. The Monthly Deduction varies with the cost of insurance charge and the Mortality and Expense Risk Charge. The cost of insurance charge is based on the principal of pooling and distribution of mortality risks, which assumes that each Policy owner pays a premium commensurate with the Joint Insureds mortality risks which are actuarially determined based on issue age, Policy Year, premium rate class, and in most instances, sex. The same rate applies to all Joint Insureds in a given actuarial category. The rate is based on ReliaStar Life of New York's expectations as to future mortality experience and other cost factors. The Mortality and Expense Risk Charge depends on the amount of the Variable Accumulation Value.

The Policy will be sold according to established underwriting standards and state insurance laws. State insurance laws prohibit unfair discrimination among Policy owners but recognize that premiums must be based on factors such as age, health, occupation, avocations, and in most states, the sexes of the Joint Insureds.

Application and Initial Premium Processing

ReliaStar Life of New York will follow certain insurance underwriting procedures to determine whether the proposed Joint Insureds are insurable. Underwriting evaluates risks from the information on the application, verification procedures such as medical examinations, and additional information furnished by the applicant on request. ReliaStar Life of New York will not issue the Policy until the underwriting procedure has been completed.

If the minimum initial premium is submitted with the application, insurance coverage will begin on the Issue Date. After underwriting approval, the Issue Date will ordinarily be the later of the date of the application or the date of any required medical examination undertaken according to ReliaStar Life of New York's underwriting requirements. When, however, underwriting approval has not occurred within 45 days of the receipt of the application (or with M-O-M or government allotment billing methods), the Issue Date will be the date of underwriting approval. If a premium is not paid with the application, insurance coverage will begin on the later of the Issue Date or the date the premium is received.

The Policy Date is generally the same date as the Issue Date. It is used in determining Policy Years, Policy Months, Monthly Anniversaries and Policy
Anniversaries. It is also the date as of which the insurance ages of the proposed Joint Insureds is determined. A Policy Date may be any other date mutually agreed to by ReliaStar Life of New York, the Policy owner, and state statutes.

ReliaStar Life of New York will credit net Premiums (gross premiums less the Premium Expense Charge) from the Policy to the ReliaStar Life Insurance Company of New York Variable Life Separate Account I ("Variable Account") or to the Fixed Account on the later of the following dates:

1. The Valuation  Date1  following  the date of  underwriting  approval;

2. The Valuation Date on or next following the Policy Date; or

3. The Valuation Date on or next following the date ReliaStar Life of New York receives at least the required minimum initial premium payment.

Allocation of Premiums

The Policy owner chooses the initial allocation of Net Premiums to the Fixed Account and the Sub-accounts of the Variable Account on the application for the Policy. The Policy owner may change the allocation at any time by notifying ReliaStar Life of New York in writing. The Policy owner may allocate 100% of Net Premiums to any Sub-account or the Policy owner may divide in whole percentages the Net Premium and allocate such amounts among more than one Sub-Account. ReliaStar Life of New York reserves the right to adjust the allocation of Net Premiums to eliminate fractional percentages.

Premium Processing

Whenever a premium payment is received during the first 10 Policy Years, ReliaStar Life of New York will subtract 6.25% of the premium as a Premium Expense Charge. After the tenth Policy Year, the Premium Expense Charge will be reduced to 3.75% of the premium. The Net Premium is credited to the Variable and/or Fixed Account on the Valuation Date on or next following the date ReliaStar Life of New York receives the premium payment in accordance with the Policy owner's current premium allocation.

Reinstatement

A lapsed Policy and most riders may be reinstated anytime within five years after lapse as long as the Policy has not been surrendered for its Cash Surrender Value. To reinstate the Policy and any riders, the Policy owner must submit evidence of insurability satisfactory to ReliaStar Life of New York for each insured or for the Surviving Joint Insured and due proof that the first death occurred before the Policy terminated. The Policy owner must pay a premium sufficient to keep the Policy and any riders in force for at least two months following the date of reinstatement.

The Death Benefit Guarantee provision cannot be reinstated.

Loan Repayments

The interest rate charged on Policy loans will be an annual rate of 5.66%, payable in advance. After the tenth Policy Year, ReliaStar Life of New York will charge interest at an annual rate of 3.853.85%, payable in advance, on that portion of the loan amount that is not in excess of (a) the Accumulation Value less (b) the total of all premiums paid less all partial withdrawals. Any excess of this amount will be charged interest at the annual rate of 5.66%.

A Policy loan may be repaid anytime while the Surviving Joint Insured is living. Unless the Policy owner specifies that a payment is a loan repayment, ReliaStar Life of New York generally considers any payments it receives as premium payments and not loan repayments. However, ReliaStar Life of New York reserves the right, at its discretion, to apply any payment it receives as a loan repayment.

Loan repayments are credited to the Fixed Account and the Variable Account in the form of Net Premiums without a Premium Expense Charge. ReliaStar Life of New York credits repayments according to the current premium allocation. Repayments are credited at the end of the Valuation Period during which the payment was received.

Correction of Misstatement of Age or Sex

If any Joint Insured's age or sex is misstated, ReliaStar Life of New York adjusts the Death Benefit to be the amount that the most recent cost of insurance would purchase using the correct cost of insurance rate for the correct age and sex.

           "REDEMPTION PROCEDURES": SURRENDER AND RELATED TRANSACTIONS

The following is a summary of the principal Policy provisions and administrative procedures which constitute redemptions under the Policy. These procedures differ in certain significant respects from redemption procedures of mutual funds or contractual plans.

Cash Surrender Value

At any time before the earlier of the death of the Surviving Joint Insured or the maturity date, the Policy owner may totally surrender the Policy by sending ReliaStar Life of New York a written request. The amount available for surrender is the Accumulation Value of the Policy reduced by any Loan amount, unpaid Monthly Deductions, and during the first 15 Policy Years and the first 15 years following a requested increase in Face Amount, this amount is also reduced by a Surrender Charge. The Surrender Charge is determined separately for the Face Amount and any subsequent increase in Face Amount. The Surrender Charge is based on several factors such as the Face Amount and the Policy Year. The Surrender Charge is shown in the Policy. The total amount available at surrender is called the Cash Surrender Value.

The Cash Surrender Value is calculated at the end of the Valuation Period2 during which ReliaStar Life of New York receives the Policy owner's surrender request. The Policy owner may, however, elect to receive all or part of the Cash Surrender Value under one of the settlement options described in the Policy. All fixed benefit settlement options are subject to the restrictions and limitations set forth in the Policy.

Partial Withdrawals

The Policy owner may also withdraw part of the Policy's Cash Surrender Value by sending ReliaStar Life of New York a written request. Only one partial withdrawal is allowed in any Policy Year. The amount of any partial withdrawal must be at least $500.00 but may not be more than 20% of the Cash Surrender Value. ReliaStar Life of New York currently makes a $10.00 charge for each partial withdrawal. ReliaStar Life of New York makes partial withdrawals from the Fixed Accumulation Value and the Variable Accumulation Value on a proportionate basis. For the purpose of determining the proportions, the outstanding loan amount is subtracted from the Fixed Accumulation Value.

ReliaStar Life of New York will generally pay the partial withdrawal within seven days of receipt of the written request.3

Death Benefit

As long as the Policy is in force, ReliaStar Life of New York will generally pay the proceeds of the Policy to the named beneficiary in accordance with the designated Death Benefit Option within seven days after the receipt of due proof of the Surviving Joint Insured's death. Payment of proceeds may, however, be postponed under certain circumstances3. The amount of the Death Benefit is determined on the Valuation Date on or next following the date of the Surviving Joint insured's death. The proceeds payable will be reduced by any Loan Amount and any unpaid Monthly Deduction. These proceeds will be increased by any additional insurance provided by rider and by the refund of any unearned Policy loan interest.

The amount of the Death Benefit to Age 100, of the younger Joint Insured, is guaranteed not to be less than the current Face Amount of the Policy as long as the Policy is in force. The Death Benefit may, however, exceed the current Face Amount. The amount by which the Death Benefit exceeds the Face Amount depends upon the Death Benefit Option in effect and the Accumulation Value of the Policy. Under the Level Amount Option, the Death Benefit to Age 100, of the younger Joint Insured, is the greater of the Face Amount or the applicable percentage of Accumulation Value set forth in the Option. Under the Variable Amount Option, the Death Benefit will always vary with the Accumulation Value since the Death Benefit is the greater of the Face Amount plus the Accumulation Value of the Policy, or the applicable percentage of the Accumulation Value set forth in the Option.

After age 100 of the younger Joint Insured and while the Policy is in force, the Death Benefit is the AccumulationValue.

Loans

After the first Policy Year, the Policy owner may use the Policy as security to take out a. The maximum amount that the Policy owner may borrow at any time is 100% of the Policy's Cash Value (the Accumulation Value less any Surrender Charge). Each Policy loan must be at least $500.00. The Loan Value will be determined on the Valuation Date following the date the request was received.

The portion of the loan allocated to the Sub-accounts of the Variable Account will normally be paid within seven days after receipt of the written request. Postponement of loans may take place under certain circumstances.3

The amounts held as security for the Policy loan are segregated within the Fixed Accumulation Value of the Policy but will be credited with interest on a basis different from other amounts in the Fixed Account. The total of all outstanding loans is called the Loan Amount. All amounts held in the Fixed Account as security for Policy loans will be credited with interest at an effective annual rate currently equal to 4.00%. No additional interest will be credited to these amounts.

The interest charged on Policy loans will be an annual rate of 5.66%, payable in advance. After the tenth Policy Year, ReliaStar Life of New York will charge interest at an annual rate of 3.85%, payable in advance, on that portion of the Loan Amount that is not in excess of (a) the Accumulation Value less (b) the total of all premiums paid less all partial withdrawals. Any excess of this amount will be charged interest at the annual rate of 5.66%.

Amounts held as security for a Policy loan will come from the Fixed Account and Sub-accounts of the Variable Accounts in the same proportion that the Policy's Fixed Accumulation Value less any Loan Amount and the Policy's Variable Accumulation Value in each Sub-account, bear to the Policy's total Accumulation Value less any Loan Amount.

The portion of the Policy loan allocated to each Sub-account will be transferred from the Sub-account to the Fixed Account thereby reducing the value held in the Sub-account.

The Loan Amount is deducted from the total premium paid for purposes of calculating whether the Policy owner has paid premiums sufficient to maintain the Death Benefit Guarantee. The Loan Amount is deducted from the proceeds when ReliaStar Life of New York pays a death claim. Loans have priority over the claims of an assignee or any other person. A Policy loan may be repaid in whole or in part at any time while the Surviving Joint Insured is living.

Policy Lapse

If the Death Benefit Guarantee is not in effect, the Policy will lapse at the end of a 61-day grace period if, as of that Monthly Anniversary, the Loan Amount is greater than the Policy's Accumulation Value reduced by the applicable Surrender Charge; or the Cash Surrender Value is not sufficient to pay the Monthly Deduction due. The grace period begins on the date ReliaStar Life of New York notifies the Policy owner and any collateral assignees of record of the required premium. The Policy owner will then have 61 days from the date the notice is mailed, to make the required payment to keep the Policy in force. If the payment is not received within the 61-day period, the Policy will lapse. If the Surviving Joint Insured dies during this 61-day period, the Loan Amount and any unpaid Monthly Deduction will be deducted from the proceeds payable.

                                    TRANSFERS

The Variable Account has multiple series Funds with multiple portfolios available for investment by the Sub-accounts. Each Sub-account invests in shares, at net asset value, of a specified portfolio of the series Funds. A Policy owner may transfer Accumulation Value between the Fixed Account and the Sub-accounts of the Variable Account or among the Sub-accounts of the Variable Account by written request (or by telephone or fax if a telephone/fax authorization form has been completed, is in effect and an I.D. number has been assigned), subject to any conditions the Funds whose share are involved may impose. ReliaStar Life of New York currently allows twelve transfers in a Policy Year and reserves the right to limit the policyowner to no more than twelve per year. ReliaStar Life of New York considers all transfers received in the same request and made on the same initial Valuation Date as one transfer. Transfers are made on the Valuation Date on or next following the date the request is received.

To transfer all or part of the Variable Accumulation Value from a Sub-account, Accumulation Units are redeemed and their value is reinvested in other Sub-accounts or in the Fixed Account as directed by the Policy owner.

A Policy owner may transfer all or part of the Fixed Accumulation Value to the Sub-accounts of the Variable Account, subject to the following limitations:

1. The request to transfer must be postmarked no more than 30 days before or after the Policy Anniversary in any year, and only one transfer is permitted during this period;

2. The Fixed Accumulation Value after the transfer must be at least equal to the Loan Amount;

3. No more than 50% of the Fixed Accumulation Value, less any Loan Amount, may be transferred unless the balance, after the transfer, would be less than $1,000.00, in which event the full Fixed Accumulation Value, less any Loan Amount, may be transferred; and

4. The Policy owner must transfer at least the lesser of $500.00 or the total Fixed Accumulation Value, less any Loan Amount.

While ReliaStar Life of New York does not currently impose a transfer charge, it reserves the right to make a charge not to exceed $25.00 per transfer for each transfer after the first twelve in any one year.

Transfers resulting from loans and exercising Conversion Rights under the Policy are not subject to any transfer charges and do not count against the number of transfers.

                                   CONVERSION

At any time during the first two Policy Years or the first two years following a requested increase in Face Amount, the Policy owner can request a transfer from the Variable Account to the Fixed Account and indicate that he or she is exercising the Conversion Rights under the Policy. Such transfer will not be subject to the transfer charge and will not count against the limit on the number of transfers. At the time of the transfer, there is no effect on the Policy's Death Benefit, Face Amount, net amount at risk, Rate Class, or issue age. To the extent that the Accumulation Value is held in the Fixed Account, the benefits of the Policy do not vary with the investment performance of the Variable Account.

1 Valuation Date - Each day on which the New York Stock Exchange is open for business except for a day that a Sub-Account's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Presidents' Day; Good Friday; Memorial Day; July Fourth; Labor Day; Thanksgiving Day; and Christmas Day.

2 Valuation Period - The period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business of the next Valuation Date.

3 Payments from the Variable Account for death benefits, cash surrender, partial withdrawal, or policy loans will normally be paid within seven days of receipt of the written request and receipt of the policy form, if required.

ReliaStar Life of New York may delay making payment when it is not able to determine the Variable Accumulation Value because the New York Stock Exchange is closed for trading; or the Securities and Exchange Commission determines that a state of emergency exists.

ReliaStar Life of New York has the right to delay such payments from the Fixed Account for up to six months from the date it receives the request, subject to any state requirements. If payment is delayed for 30 days or more, ReliaStar Life of New York pays interest at an effective annual rate of 3 1/2% from the date of the Surviving Joint Insured's death, surrender, partial withdrawal, or policy loan request to the date of payment.